FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2006

Phinder Technologies Inc. (Formerly known as Digital Rooster.com Ltd.) (Exact name of registrant's name in English)
366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2 (Address of principal executive offices) (416) 815-1771 (Registrant’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Exhibit 1	Cautionary Statement for the Purposes of the "Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2	September 7, 2006 Press Release Announcing Change in Management.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHINDER TECHNOLOGIES INC.

By: /s/ John A. van Arem
John A. van Arem
Chief Financial Officer

Date: September 8, 2006

By: /s/ John A. van Arem
John A. van Arem
Chief Executive Officer

Date: September 8, 2006